Atlantic International Corp.

270 Sylvan Avenue, Suite 2230

Englewood Cliffs, NJ, 07632

March 24, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlantic International Corp. Registration Statement on Form S-3 (File No. 333-294523)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-294523) filed by Atlantic International Corp. on March 23, 2026:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Elliot H. Lutzker (212-557-7200) of Davidoff Hutcher & Citron LLP.

Respectfully submitted,

ATLANTIC INTERNATIONAL CORP.

By:	/s/ Michael Tenore
Name:	Michael Tenore
Title:	General Counsel

cc:	Elliot H. Lutzker, Davidoff Hutcher & Citron LLP.